Exhibit d 2 q

THE MAINSTAY FUNDS

AMENDMENT TO THE AMENDED AND RESTATED SUBADVISORY AGREEMENT

This Amendment to the Amended and Restated Subadvisory Agreement, is made as of the 14th day of December 2011, between New York Life Investment Management LLC, a Delaware limited liability company (the “Manager”) and Winslow Capital Management, Inc., a Minnesota corporation (the “Subadvisor”).

WHEREAS, the Manager and the Subadvisor are parties to an Amended and Restated Subadvisory Agreement, dated December 26, 2008 (the “Agreement”), related to MainStay Large Cap Growth Fund (the “Fund”), a series of The MainStay Funds (the “Trust”); and

WHEREAS, the parties hereby wish to amend the Agreement.

NOW, THEREFORE, the parties agree as follows:

(i)	A new section is hereby added to the Agreement as follows:
23.	Non-Compete. Subadvisor acknowledges that in the course of providing services as the sole subadvisor to the Fund hereunder, it may obtain information regarding shareholders of the Fund. Subadvisor agrees that it will not use any such information for any purpose other than to perform its obligations specifically set forth hereunder.

(ii)	Effective January 1, 2012, Schedule A is hereby amended by deleting it in its entirety and replacing it with the Schedule attached hereto.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first written above.

NEW YORK LIFE INVESTMENT MANAGEMENT LLC

Attest: /s/ J. Kevin Gao	By: /s/ Stephen P. Fisher
Name: J. Kevin Gao	Name: Stephen P. Fisher
Title: Managing Director	Title: Senior Managing Director

WINSLOW CAPITAL MANAGEMENT, INC.

Attest: /s/ Jean A. Baillon____	By: /s/ Clark J. Winslow____
Name: Jean A. Baillon	Name: Clark J. Winslow
Title: CAO, CFO, Senior Managing	Title: Chief Executive Officer

Exhibit d 2 q

SCHEDULE A

(As of January 1, 2012)

1. Subadvisor shall provide services for the following series of the Trust:

•	MainStay Large Cap Growth Fund

2. Subadvisor shall be paid:

0.40% of the average daily net asset value of all Subadvisor-serviced investment company assets managed by the Manager, including series of the Trust, up to $100 million;

0.35% of the average daily net asset value of all Subadvisor-serviced investment company assets managed by the Manager, including portfolios of the Trust, from $100 million to $350 million;

0.30% of the average daily net asset value of all Subadvisor-serviced investment company assets managed by the Manager, including series of the Trust, from $350 million to $600 million;

0.25% of the average daily net asset value of all Subadvisor-serviced investment company assets managed by the Manager, including series of the Trust, from $600 million to $1 billion;

0.20% of the average daily net asset value of all Subadvisor-serviced investment company assets managed by the Manager, including series of the Trust, from $1 billion to $2.5 billion;

0.24% of the average daily net asset value of all Subadvisor-serviced investment company assets managed by the Manager, including series of the Trust, from $2.5 billion to $5 billion; and

0.25% of the average daily net asset value of all Subadvisor-serviced investment company assets managed by the Manager, including series of the Trust, in excess of $5 billion.